FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2006

AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 8.7%, Operating Income Increased 47.6%, EBITDA(1) Up 23.0%, Net Income Increased 9.5% to US$0.26 per ADR

YEAR TO DATE

Revenues Up 7.9%, Operating Income Increased 15.7%, EBITDA(1) Up 8.8%, Net Income Increased 12.5% to US$0.97 per ADR

(Santiago, Chile, October 26, 2006) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and full yearnine months ended September 30, 2006. All US dollar figures are based on the exchange rate effective September 30, 2006 (US$1.00 = Ch$537.039.61).

(**Note: Certain figures, including percentage figures, which appear in this press release have been rounded and may not add exactly to the total shown).
COMMENTS FROM THE CEO

We are very pleased with the results for the third quarter of 2006. Operating income and EBITDA grew by 47.6% and 23.0%, respectively.

During the quarter, the performance of beer in Chile stood out. Its operating results and EBITDA increased by 40.3% and 19.8%, respectively, mainly explained by 22.1% higher volumes. Premium segment volumes continued its a positive trend growing by 26.2% during the quarter.

The pisco business segment also had a very positive performance during Q306, improving its operating results and EBITDA by Ch$1,026 million (US$1.9 million) and by Ch$1,056 million (US$2.0 million), respectively. These results were mainly due to better prices and a higher mix of premium products, which grew by 41.7%.

The wine segment had a positive performancepartially recovered during the quarter, improving its operating results and EBITDA by 65.4% and 37.0%, to Ch$1.718 million (US$3.2 million) and Ch$3,074 million (US$5.7 million), respectively. These results were mainly due to lower raw material costs and lower SG&A expenses, as a consequence of the announced rationalization plan underundertooktaken by Viña San Pedro, to adapt itself to the new market conditions.

The Argentine beer business results also wereperformance was also positive, improving its operating result and EBITDA by Ch$632 million (US$1.2 million) and Ch$990661 million (US$1.82 million), respectively. These results were mainly a consequence of 48.1% higher revenues measured in Chilean pesos.

The volume performance of the soft drinks, mineral water and nectars segment was very encouraging, growing by 13.0% oin average. Nevertheless, the profitability of this segment was temporarily affected by higher raw material costs, eespecially sugar, andin addition to a lack of adjustment in prices to recoverthat have not been adjusted by inflation.

Finally, we are very optimistic about the future performance of CCU, ,based on the strength of our brands' portfolio supported by positive economic conditions as the economic situation should improve during next year, both in Chile and Argentina.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'06 Total revenues increased 8.7% to Ch$125,239 million (US$2332.21 million), as a result of higher consolidated volumes and lower average prices. Consolidated volumes growth is explained by increases of 22.1% in beer Chile, 13.0% in the soft drink segment, 10.9% in beer Argentina, and 7.2% in the Argentinean wine business, partially offset by lower volumes sales ofin domestic and export wine. The decrease in average prices is explained by lower prices ofin the domestic wine, soft drinks and beer Chile segments, partially offset by higher prices of thein beer Argentina and pisco segments.

YTD Accumulated revenues increased 7.9%, and amounteding to Ch$380,142 million (US$7074.95 million).

Revenues by segment

	Q3 (US$ million)
	2005		2006		% Chg.
Beer - Chile	72.0	33.6%	85.4	36.6%	18.6%
Beer - Argentina	15.0	7.0%	22.3	9.5%	48.1%
Soft Drinks & Mineral Water	57.5	26.8%	62.2	26.7%	8.1%
Wine	48.8	22.7%	39.9	17.1%	-18.2%
Pisco	17.3	8.1%	18.9	8.1%	9.0%
Others	3.9	1.8%	4.6	2.0%	15.7%
TOTAL	214.6	100.0%	233.2	100.0%	8.7%

	Year to Date (US$ million)
	2005		2006		% Chg.
Beer - Chile	240.4	36.6%	275.8	39.0%	14.7%
Beer - Argentina	60.2	9.2%	69.6	9.8%	15.6%
Soft Drinks & Mineral Water	181.1	27.6%	195.6	27.6%	8.0%
Wine	125.9	19.2%	108.1	15.3%	-14.1%
Pisco	37.0	5.6%	45.1	6.4%	21.8%
Others	11.4	1.7%	13.6	1.9%	19.9%
TOTAL	656.1	100.0%	707.9	100.0%	7.9%

GROSS PROFIT

Q3'06 Increased 13.5% to Ch$62,677 million (US$116.72 million) as a result of 8.7% higher revenues, partially offset by a 4.2% higher increase in cost of goods sold, which amounted to Ch$62,562 million (US$116.55.9 million). The increase in cost of goods sold is explained by higher costs in beer Chileassociated with the Chilean beer, soft drink and beer Argentinea beer segments, partially offset by lower costs in wine and pisco segments. In Q3'06, the gross profit margin, as a percentage of sales, increased from 47.9% to 50.0%, mainly due to higher volumes.

YTD Increased 10.1%, amounting to Ch$194,169 million (US$361.659.8 million). The consolidated gross margin increased 1.0 percentage point to 51.1%.

OPERATING RESULT

Q3'06 Amounted to Ch$15,003 million (US$27.98 million), 47.6% higher than in Q3'05, mainly due to a 13.5% higher gross profit, partially offset by 5.8% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$47,674 million (US$88.83 million) in Q3'06, mainly due to higher SG&A expenses in all business segments, with the exception of the wine business. SG&A expenses as a percentage of sales, decreased from 39.1% in Q3'05 to 38.1% in Q3'06 due to the dilution of some fixed expenses. The consolidated operating margin for the period increased from 8.8% to 12.0%.

YTD Increased 15.7%, amounting to Ch$48,253 million (US$89.94 million). The consolidated operating margin increased 0.9 percentage points to 12.7%.

Operating Income and Operating Margin by Segment

	Q3
	Operating Income (US$ million)			Operating Margin
	2005	2006	% Chg	2005	2006
Beer - Chile	13.4	18.8	40.3%	18.6%	22.0%
Beer - Argentina	-0.3	0.8	NM	-2.3%	3.7%
Soft Drinks & Mineral Water	4.2	3.4	-19.5%	7.4%	5.5%
Wine	1.9	3.2	65.4%	4.0%	8.0%
Pisco	-1.0	0.9	NM	-5.7%	4.9%
Others	0.7	0.7	12.0%	16.8%	16.2%
TOTAL	18.9	27.9	47.6%	8.8%	12.0%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2005	2006	%Chg	2005	2006
Beer - Chile	58.0	68.8	18.6%	24.1%	25.0%
Beer - Argentina	0.4	2.2	495.7%	0.6%	3.2%
Soft Drinks & Mineral Water	13.3	13.5	1.4%	7.3%	6.9%
Wine	6.7	2.5	-62.6%	5.3%	2.3%
Pisco	-4.0	0.4	NM	-10.8%	0.8%
Others	3.2	2.5	-23.0%	28.3%	18.2%
TOTAL	77.6	89.9	15.7%	11.8%	12.7%

EBITDA

Q3'06 Increased 23.0% to Ch$25,315 million (US$47.16.9 million) compared to Q3'05, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.4 percentage points higher than in Q3'05, reaching 20.2%.

YTD Increased 8.8%, to Ch$79,848 million (US$148.70 million). The EBITDA margin increased 0.2 percentage points to 21.0%.

 596:

EBITDA by segment

	Q3
	EBITDA (US$ million)			EBITDA margin
	2005	2006	% Chg	2005	2006
Beer - Chile	22.7	27.1	19.8%	31.5%	31.8%
Beer - Argentina	1.6	3.5	112.1%	10.9%	15.7%
Soft Drinks & Mineral Water	9.2	8.0	-13.1%	16.0%	12.9%
Wine	4.2	5.7	37.0%	8.6%	14.3%
Pisco	-0.5	1.4	NM	-3.1%	7.6%
Others	1.2	1.3	14.2%	29.7%	29.3%
TOTAL	38.3	47.1	23.0%	17.9%	20.2%

	Year to Date
	EBITDA (US$ million)			EBITDA margin
	2005	2006	% Chg	2005	2006
Beer - Chile	85.1	94.6	11.2%	35.4%	34.3%
Beer - Argentina	7.9	10.3	30.9%	13.1%	14.9%
Soft Drinks & Mineral Water	28.1	27.6	-1.5%	15.5%	14.1%
Wine	13.7	10.0	-26.8%	10.9%	9.3%
Pisco	-2.8	1.8	NM	-7.7%	4.1%
Others	4.8	4.3	-10.8%	41.9%	31.2%
TOTAL	136.7	148.7	8.8%	20.8%	21.0%

NON-OPERATING RESULTS

Q3'06 Decreased Ch$1,170 million (US$2.2 million) compared to the same quarter last year, from a loss of Ch$1,939 million (US$3.6 million) to a loss of Ch$3,109 million (US$5.8 million). The decrease in non-operating results is mainly explained by:

    Other non-operating income/expenses, which decreased from a gain of Ch$666 million (US$1.2 million) in Q3'05 to a loss of Ch$93 million (US$0.2 million) this quarter, mainly due to revaluation the reappraisal of some disposable assets done in Q3'05 and the write-off of some fixed assets this quarter.

    Foreign currency exchange result, which decreased from a gain of Ch$773 million (US$1.4 million) to a gain of Ch$29 million (US$0.1 million), due to the depreciation of the exchange rate during the quarter over a net liability position in foreign currency.

These negative effects were partially offset by:

    Net interest expense, which decreased from Ch$1,852 million (US$3.4 million) in Q3'05 to Ch$1,605 million (US$3.0 million) in Q3'06, mainly due to lower debt and higher cash balances.

    Equity in net income of related companies, which improved from a loss of Ch$145 million (US$0.3 million) to a gain of Ch$32 million (US$0.1 million) in Q3'06, mainly due to better results from Calaf.

These negative effects were partially offset mainly by:

Net interest expenses, which decreased from Ch$1,852 million (US$3.4 million) in Q3'05 to Ch$1,605 million (US$3.0 million) in Q3'06, mainly due to lower debt and higher cash balances.

Equity in net income of related companies, which improved from a loss of Ch$145 million (US$0.3 million) to a gain of Ch$32 million (US$0.1 million) in Q3'06, mainly due to a better result of Calaf.

YTD Improved from a loss of Ch$6,455 million (US$12.0 million) to a loss of Ch$6,344 million (US$11.8 million).

NET INCOME

Q3'06 Increased from a gain of Ch$8,249 million (US$15.43 million) to a gain of Ch$9,036 million (US$16.87 million), mainly due to higher operating results, partially offset by higher income taxes, lower non-operating results and higher minority interest charges. The higher income tax is mainly explained by the better operating results obtained during the quarter and a higher effective tax rate in Argentina..

YTD Increased from Ch$29,654 million (US$55.20 million) to Ch$33,349 million (US$62.11.8 million), mainly due to improved operating and non-operating results as well as lower minority interest charges, partially offset by higher income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "Service Level Agreements". The costs of the logistics subsidiary, Transportes CCU, which are not directly related to each business segment, of Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled offrom each product.

(** Note: the comments below regarding volumes and pricing refer to Q3'06.)

BEER CHILE

Revenues increased 18.6% to Ch$45,861 million (US$85.40 million), as a result of 22.1% higher sales volumes, partially offset by 3.1% lower real average prices.

Operating Income increased 40.3% to Ch$10,112 million (US$18.87 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. Cost of goods sold increased 22.6% to Ch$18,348 million (US$34.20 million), mainly due to higher energy costs and higher direct costs as a consequence of a higher mix of one-way products. As a percentage of sales, cost of goods sold increased from 38.7% in Q3'05 to 40.0% in Q3'06. SG&A expenses increased 5.4% to Ch$17,402 million (US$32.42 million) mainly due to higher distribution and marketing expenses. As a percentage of sales, Sreduced toG&A expenses fell to 37.9%, 4.7 percentage points lower than in Q3'05. The operating margin increased from 18.6% in Q3'05 to 22.0% in Q3'06, mainly due to the dilution of some fixed expenses.

EBITDA increased 19.8% to Ch$14,579 million (US$27.10 million), while the EBITDA margin was 31.8% of sales, 0.3 percentage points higher than in Q3'05.

Comments Sales volumes continued with theira very positive performance, increasing 22.1% during the quarter, most notably the Cristal, Heineken, Escudo and Kunstmann brands. In spite of a higher mix of one-way products, average prices decreased during the quarter. Nevertheless, Iin September, canned beer prices in supermarkets increased by 7.2%.

BEER ARGENTINA

Revenues Prices in US dollar terms increased 8.4% and volumes grew by 10.9%. Revenues converted tomeasured in Chilean pesos increased by 48.1% to Ch$11,955 million (US$22.32 million). ,Prices in Chilean pesos grew by due to 31.8%.

higher prices and 10.9% higher sale volumes.

Operating Income improved from a loss of Ch$186 million (US$0.3 million) in Q3'05 to a gain of Ch$446 million (US$0.8 million) in Q3'06, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 38.3%, reaching Ch$5,957 million (US$11.10 million) this quarter mainly due to higher direct costs and depreciation. As a percentage of sales, cost of goods sold decreased from 53.4% to 49.8%. SG&A expenses, measured in Chilean pesos increased 40.5% from Ch$3,952 million (US$7.43 million) to Ch$5,552 million (US$10.3 million), mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses decreased from 48.9% to 46.4%. The operating margin improved from a negative 2.3% in Q3'05 to a positive 3.7% in Q3'06.

EBITDA increased 112.1% from Ch$883 million (US$1.6 million) to Ch$1,873 million (US$3.5 million) this quarter, while the EBITDA margin improved from 10.9% to 15.7% in Q3'06.

Comments The profitability of this segment continued improving due to higher volumes and better prices. Prices increased from US$41 per HL in Q3'05 to US$45 per HL in Q3'06, mainly due to a higher mix of premium products and a stricter control of discounts. lower discounts. In Chilean pesos, prices increased something more due to the conversion toappreciation of the local currency. Sales volumes of the increased mainly in nationwide brands Budweiser, Heineken and Schneider increased during the quarter.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.1% to Ch$33,404 million (US$62.21.9 million), due to 13.0% higher sales volumes in the segment, partially offset by 4.4% lower average prices.

Operating Income decreased 19.5% to Ch$1,834 million (US$3.4 million) this quarter, as a result of higher cost of goods sold and SG&A expenses, partially offset by higher revenues. Cost of goods sold increased 17.4% to Ch$16,603 million (US$30.98 million) during Q3'06, mainly due to higher direct costs as a consequence of higher raw material prices - mainly sugar- and a lower adjustment related to bottles' warranties. As a percentage of sales, cost of goods sold increased from 45.8% to 49.7%. SG&A expenses increased 3.4% to Ch$14,967 million (US$27.97 million), mainly due to higher distribution expenses, partially offset by lower marketing expenses. As a percentage of sales, SG&A expenses decreased from 46.8% to 44.8%. The operating margin decreased from 7.4% in Q3'05 to 5.5% this quarter.

EBITDA decreased 13.1% to Ch$4,299 million (US$8.0 million), while the EBITDA margin was 12.9% of sales, 3.1 percentage points lower than in Q3'05.

Comments Sales volumes had a very positive evolution in all categories. Soft drinks, nectars and mineral waters grew by 14.0%, 20.9% and 5.2%, respectively. Pepsi brands had a very good performancesold well during the quarter. Nevertheless, profitability was affected mainly by temporary cost pressures of some raw materials, especially sugar, and a lack of adjustment in prices to recover inflation. During the quarter was launched the light version of Canada Dry Limón Soda and a new proprietary bottle for Bilz and Pap.

.

WINE

Revenues decreased 18.2% to Ch$21,441 million (US$39.97 million) , due to a decrease of 16.9% in bottled wine sales and 36.0% in bulk wine sales. The decrease in bottled wine sales are, explained by 12.6% lower volumes and 4.9% lower average prices.

Operating Income increased 65.4% from Ch$1,039 million (US$1.9 million) to Ch$1,718 million (US$3.2 million) in Q3'06, mainly due to lower cost of goods sold and SG&A expenses, partially offset by lower revenues. Cost of goods sold decreased 24.8% from Ch$18,627 million (US$34.75 million) in Q3'05 to Ch$14,014 million (US$26.10 million) this quarter, mainly due to lower volumes and direct costs. As a percentage of sales, cost of goods sold decreased from 71.1% in Q3'05 to 65.4% in Q3'06. SG&A expenses decreased 12.6% to Ch$5,710 million (US$10.6 million), mainly due to lower marketing and general expenses. As a percentage of sales, SG&A expenses increased from 24.9% to 26.6%. Accordingly, the operating margin improved from 4.0% in Q3'05 to 8.0% in Q3'06.

EBITDA improved Ch$831 million (US$1.5 million) to Ch$3,074 million (US$5.7 million) in Q3'06, while the EBITDA margin improved from 8.6% to 14.3%.

Comments During the quarter, the wine segment improved its profitability mainly due to lower raw material costs, explained mainly by the lower cost of the 2006 harvest, especially for massive consumption wines, lower costs of packaging and lower SG&A expenses as a consequence of the announced rationalization plan underundertook taken by the winery to adapt to the new market conditions.

PISCO

Revenues increased 9.0% to Ch$10,125 million (US$18.98 million), mainly due to 14.,1% higher prices, partially offset by 6.3% lower volumes.

Operating Income improved from a loss of Ch$531 million (US$1.0 million) to a gain of Ch$495 million (US$0.9 million) in Q3'06, mainly due to higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. Cost of goods sold decreased 8.1% to Ch$ 6,127 million (US$11.4 million) mainly due to lower volumes and direct costs. As a percentage of sales, cost of goods sold decreased from 71.8% to 60.5%. SG&A expenses increased 11.0% to Ch$3,503 million (US$6.5 million) due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses increased from 33.9% to 34.6%. Accordingly, the operating margin improved from a negative 5.7% in Q3'05 to a positive 4.9% in Q3'06.

EBITDA improved Ch$1,056 million (US$2.0 million) from a loss of Ch$285 million (US$0.5 million) to a gain of Ch$771 million (US$1.4 million), while the EBITDA margin improved from a negative 3.1% to a positive 7.6%.

Comments Profitability of this segment continues improving, due to better prices and the Company's focus on sales associated with the premium segment. Lower volumes are explained by a contraction of the industry, mainly in lower priced pisco. Compantilde;ía Pisquera de Chile has already implemented the use of CCUs shared services. Additionally, other measures have been taken to continue improving profitability through cost rationalization initiatives, such as new layout of production facilities and lower cost of grapes, which are projected to continue decreasing to historic levels. Most of the benefits of these initiatives should be captured by Q407 and in full during 2008.

Profitability of this segment continues improving, due to better prices and the Company's focus on sales associated with the premium segment. Lower volumes are explained by a contraction of the industry, mainly in the lower priced pisco.

(Five exhibits to follow)